Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Pipeline Partners, L.P.

(amounts in thousands, except ratios)

	Three Months Ended March 31,
	2011	2010(1)
Earnings:
Income (loss) from continuing operations before income tax expense (2)(3)	$241,655	$(4,903)
Fixed charges	13,114	27,120
Adjustment to net distributed income from equity investee	1,302	2,529
Interest capitalized	(232)	(101)
Amortization of previously capitalized interest	76	57
Non-controlling interest	(1,187)	(1,317)

Total	$254,728	$23,385

Fixed Charges:
Interest cost and debt expense	12,445	$26,403
Interest capitalized	232	101
Interest allocable to rental expense(4)	437	616

Total Fixed Charges	$13,114	$27,120
Preferred dividends	240	—

Total Fixed Charges and Preferred Dividends	$13,354	$27,120

Ratio of Earnings to Fixed Charges	19.4x	— (5)

Ratio of Earnings to Fixed Charges and Preferred Dividends	19.1x	— (6)

(1)	Restated to reflect amounts reclassified to discontinued operations due to the Partnership’s sale of Elk City.
(2)	Includes a $255.9 million gain on asset sale and an $18.4 million non-cash loss recognized on derivatives for the three months ended March 31, 2011.
(3)	Includes a non-cash gain recognized on derivatives of $12.4 million and a non-recurring cash derivative unwind expense of $9.6 million for the three months ended March 31, 2010.
(4)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(5)	The Partnership earnings were insufficient to cover its fixed charges by $3.7 million for this period.
(6)	The Partnership earnings were insufficient to cover its fixed charges and preferred dividends by $3.7 million for this period.